UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 26, 2015

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Cash	$18,786	$1,515

Investments - at fair value	76,156,357	69,751,463
Receivables:
Notes receivable from participants	2,762,280	2,349,001
Employer contributions	43,579	—
Participant contributions	21,242	—

Total receivables	2,827,101	2,349,001

Total assets	79,002,244	72,101,979

LIABILITIES:
Accounts payable	32,973	30,053

Total liabilities	32,973	30,053

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	78,969,271	72,071,926
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR COMMON COLLECTIVE TRUST	(25,196)	(13,449)

NET ASSETS AVAILABLE FOR BENEFITS	$78,944,075	$72,058,477

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTRIBUTIONS:
Employer contributions	$1,734,919
Participant contributions	5,194,539
Rollover contributions	832,772

Total contributions	7,762,230

INVESTMENT INCOME:
Net appreciation in fair value of investments	4,230,179
Interest and dividends	39,887

Net investment income	4,270,066

Interest income on notes receivable from participants	95,294

DEDUCTIONS:
Benefits paid to participants	(5,147,246)
Administrative expenses	(94,746)

Total deductions	(5,241,992)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,885,598

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	72,058,477

End of year	$78,944,075

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1. DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of base compensation that a participant contributes to the Plan. The Company suspended employer matching contributions to the Plan in March 2013, but reinstated matching contributions in January 2014.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid on a ratable basis through payroll deductions.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — At December 31, 2014 and 2013, forfeited non-vested accounts totaled $35,655 and $40,492, respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. During the year ended December 31, 2014, forfeited non-vested amounts totaling $108,052 were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest-bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefit-Responsive Investment Contracts — As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting—Defined Contribution Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Stable Value (“MSV”) Fund. As required under ASC 962, the statements of net assets available for benefits present the investment in the collective trust at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. The weighted average yield of the underlying investments in the MSV Fund for the year ended December 31, 2014, was 1.29%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2014 and 2013.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2014 and 2013.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the plan year. Interest-bearing cash funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The underlying investments within self-directed brokerage accounts are valued at quoted market prices. The common collective trust is stated at fair value and then adjusted to contract value as described above. Fair value of the common collective trust is the net asset value of its underlying investments, and contract value is principal plus accrued interest. The trust invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents. Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the common collective trust are generally permitted without restriction. Were the Plan to initiate a full redemption of the common collective trust, a twelve-month advance written notice is required. The Plan is permitted to redeem investment units at the net asset value on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (such as financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,771,052	$—	$—	$2,771,052
Mutual funds:
Mid Cap Value	5,519,333			5,519,333
Large Cap Core Funds	4,224,304			4,224,304
Small Cap Growth Funds	4,087,452			4,087,452
S&P 500 Index Objective Funds	3,621,464			3,621,464
Large Growth	3,538,141			3,538,141
International Large-Cap Growth	3,502,923			3,502,923
Intermediate Investment Grade	3,470,380			3,470,380
Multi-Sector Income Funds	3,220,483			3,220,483
Real Estate Funds	2,741,425			2,741,425
Large-Cap Value Funds	2,361,342			2,361,342
SmallCap Core Funds	1,935,684			1,935,684
Pacific Ex Japan Funds	1,914,664			1,914,664
Alternative Fund	1,690,022			1,690,022
Emerging Markets Funds	1,271,937			1,271,937
International Small/Mid Cap	1,218,913			1,218,913
Global Natural Resources Funds	1,145,673			1,145,673
Treasury Inflated Protected Securities	1,139,450			1,139,450
Gold Oriented Funds	835,224			835,224
Mid-Cap Core Funds	738,934			738,934
International Multi-Cap Value	725,995			725,995
Science /Technology Funds	454,645			454,645
Small Cap Index (Vanguard)	174,875			174,875
FTSE Developed International Index	27,479			27,479
FTSE Emerging Index - Vanguard	23,488			23,488
Common collective trust		2,711,069		2,711,069
Self-directed brokerage accounts:
Interest bearing cash	269,932			269,932
Merit Medical Systems, Inc. common stock *	663,534			663,534
Equity securities (primarily common stock)	3,087,461			3,087,461
Other	135,819			135,819
Merit Medical Systems, Inc. common stock *	16,933,260			16,933,260
Investments — at fair value	$73,445,288	$2,711,069	$—	$76,156,357

* Represents a party-in-interest to the Plan.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$4,017,223	$—	$—	$4,017,223
Mutual funds:
Mid Cap Value	4,770,042			4,770,042
Small Cap Growth Funds	4,513,860			4,513,860
Intermediate Investments Grade	4,449,893			4,449,893
Large Growth	3,485,793			3,485,793
Multi-Sector Income Funds	3,239,174			3,239,174
Large Cap Core Funds	3,201,304			3,201,304
International Large-Cap Growth	2,670,623			2,670,623
S&P 500 Index Objective Funds	2,394,840			2,394,840
Large-Cap Value Funds	2,076,295			2,076,295
Real Estate Funds	1,890,319			1,890,319
Global Natural Resources Funds	1,789,620			1,789,620
Pacific Ex Japan Funds	1,730,928			1,730,928
SmallCap Core Funds	1,587,425			1,587,425
Emerging Markets Funds	1,352,877			1,352,877
Treasury Inflated Protected Securities	1,095,327			1,095,327
International Small/Mid Cap	972,911			972,911
Gold Oriented Funds	920,993			920,993
International Multi-Cap Value	759,410			759,410
Mid-Cap Core Funds	699,378			699,378
International Multi-Cap Growth	616,244			616,244
Science /Technology Funds	462,094			462,094
Small Cap Index (Vanguard)	158,296			158,296
FTSE Developed International Index	20,305			20,305
FTSE Emerging Index - Vanguard	1,386			1,386
Common collective trust		2,428,375		2,428,375
Self-directed brokerage accounts:
Interest bearing cash	474,382			474,382
Merit Medical Systems, Inc. common stock *	561,559			561,559
Equity securities (primarily common stock)	2,128,306			2,128,306
Other	425,787			425,787
Merit Medical Systems, Inc. common stock *	14,856,494			14,856,494
Investments — at fair value	$67,323,088	$2,428,375	$—	$69,751,463

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2 or 3.

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits were as follows as of December 31, 2014 and 2013:

	2014	2013
Merit Medical Systems, Inc. common stock, 1,015,395 and 979,546 shares, respectively *	$17,596,794	$15,418,053
Oakmark Fund; Class 1 Shares, 63,638 shares	4,224,297	**
PIMCO Total Return; Administrative Class Shares, 416,267 shares	**	4,449,893
Fidelity Money Market	**	3,962,426
* Represents a party-in-interest to the Plan.
** Balance did not represent at least 5% of net assets in the respective year.

During the year ended December 31, 2014, the Plan’s common stock and mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Merit Medical Systems, Inc. common stock	1,925,002
Mutual funds:
Real Estate Funds	587,280
Mid Cap Value	496,085
Large Cap Core Funds	435,997
S&P 500 Index Objective Funds	351,456
Large Growth	285,707
Large-Cap Value Funds	181,829
Intermediate Investments Grade	173,261
SmallCap Core Funds	111,571
Pacific Ex Japan Funds	88,319
Science /Technology Funds	27,278
Mid-Cap Core Funds	26,792
Small Cap Growth Funds	20,968
International Small/Mid Cap	19,940
Small Cap Index (Vanguard)	13,776
International Multi-Cap Growth	10,960
Multi-Sector Income Funds	2,409
FTSE Emerging Index - Vanguard	(811)
FTSE Developed International Index	(1,582)
Emerging Markets Funds	(3,160)
Alternative Funds	(14,822)
Treasury Inflated Protected Securities	(16,707)
International Multi-Cap Value	(44,984)
Gold Oriented Funds	(134,285)
International Large-Cap Growth	(202,720)
Global Natural Resources Funds	(334,575)
Self-Directed Brokerage Account	184,748
Common collective trust	40,447
Net appreciation in fair value of investments	$4,230,179

5.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2014 and 2013, the Plan held 977,107 and 943,869 shares, respectively, of the Company’s common stock, with a fair value of $16,933,260 and $14,856,494, respectively.

At December 31, 2014 and 2013, there were also 38,288 and 35,677 shares of the Company’s common stock with a fair value of $663,534 and $561,559, respectively, held by the Plan within self-directed brokerage accounts.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. The Company also has the right to discontinue its contributions at any time. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 19, 2011, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$78,944,075	$72,058,477
Adjustment from contract value to fair value for common collective trust	25,196	13,449
Net assets available for benefits per Form 5500	$78,969,271	$72,071,926

For the year ended December 31, 2014, the following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets available for benefits per the financial statements	$6,885,598
Adjustment from contract value to fair value for common collective trust	11,747
Increase in net assets available for benefits per Form 5500	$6,897,345

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	American Century Equity	Registered Investment Company	**	7
	American Century Inflation Adjusted Bond Fund IV	Registered Investment Company	**	1,139,450
	Artisan International; Investor Shares	Registered Investment Company	**	1,022,360
	Artisan Mid Cap Fund	Registered Investment Company	**	2,359,526
	Cohen & Steers Realty Shares	Registered Investment Company	**	2,741,425
	Dreyfus Midcap Index Fund	Registered Investment Company	**	822,714
	Fidelity Cash Reserves	Registered Investment Company	**	56,915
	Fidelity FMMT Retirement Money Mkt	Registered Investment Company	**	117
	Fidelity Money Mkt	Registered Investment Company	**	2,714,020
	Goldman Sachs Strategic Income	Registered Investment Company	**	1,690,022
	Grandeur Peak International Opportunities	Registered Investment Company	**	1,218,913
	Harbor International Fund; Investor Class Shares	Registered Investment Company	**	2,480,563
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	3,220,483
	JP Morgan Mid Cap Value Fund Class	Registered Investment Company	**	2,337,092
	MainStay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	2,361,342
	Matthews Asia Dividend Companies	Registered Investment Company	**	948,138
	Matthews Asia Small Companies	Registered Investment Company	**	966,525
*	Merit Medical System, Inc. common stock	Common Stock (977,107 shares)	**	16,933,260
	Morley Stable Value Fund	Common Collective Fund (106,599 units)	**	2,711,069
	Oakmark Fund; Class 1 Shares	Registered Investment Company	**	4,224,297
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	725,995
	Openheimer Gold & Special Minerals Fund; Class A	Registered Investment Company	**	835,224
	PIMCO Total Return Fund; Administrative Class Shares	Registered Investment Company	**	3,470,380
	RS Global Natural Resources; Class A	Registered Investment Company	**	1,145,673
	RS Technology Fund; Class A Shares	Registered Investment Company	**	454,645
	Self Directed Brokerage Account	Registered Investment Company	**	4,156,747
	Fidelity Spartan 500 Index	Registered Investment Company	**	3,621,464
	T Rowe Price International Funds, Inc. Emerging Markets Stock Fund	Registered Investment Company	**	374,299
	Vangaurd Developed Markets Index	Registered Investment Company	**	27,479
	Vangaurd Emerging Markets Stock Index	Registered Investment Company	**	23,488
	Vanguard Small Cap Index - Signal	Registered Investment Company	**	174,875
	Wasatch Emerging Markets Small Cap	Registered Investment Company	**	897,638
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	2,662,008
	Wasatch Small Cap Value Fund	Registered Investment Company	**	1,935,684
	Wells Fargo Advantage Small Cap Value Investor	Registered Investment Company	**	738,934
	Wells Fargo Premier Largo Company Growth	Registered Investment Company	**	3,538,141
	William Blair International Growth Fund; Class N Shares	Registered Investment Company	**	1,425,445
	Total assets held for investment purposes			76,156,357

*	Notes receivable from participants	Maturing 2015 to 2024 at interest rates of 4.25% to 9.25%		2,762,280
	Adjustment from fair value to contract value for common collective trust			(25,196)
	Total			$78,893,441

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Date: June 26, 2015	/s/ Kent W. Stanger

Kent W. Stanger
Member, 401 (k) Plan Administration and
Investment Committee

EXHIBIT INDEX

Exhibit
Number                    Description

23.1        Consent of Independent Registered Public Accounting Firm